EXHIBIT 21

List of Subsidiaries as at June 30, 2010

Each of the following subsidiaries is wholly-owned by the Registrant.

Golden Bull Resources Corporation
(incorporated in Canada)

Each of the following subsidiaries is partially-owned by the Registrant

Acadian Mining Corporation

Each of the following subsidiaries is wholly-owned by Acadian

Annapolis Properties Corp
ScoZinc Limited
 6927629 Canada Inc
6179053 Canada Inc.

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